SEC FILE NUMBER 001-15997
CUSIP NUMBER 29382R107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  ____________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Entravision Communications Corporation
Address of Principal Executive
Office (Street and number):	2425 Olympic Boulevard, Suite 6000 West
City, State and Zip Code:	Santa Monica, California 90404

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Entravision Communications Corporation (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”) by March 16, 2018, the original due date for such filing.

As a result of the Company’s expanding business operations and geographical scope, primarily related to the acquisition of 100% of the stock of several entities collectively doing business as Headway, the Company has experienced a significant increase in the volume of complex accounting matters and the number of control activities necessary to properly present consolidated results.  These issues have caused unexpected delays in the preparation of the Company’s financial statements for the year ended December 31, 2017 and Company management has identified a material weakness in its internal control over financial reporting with respect thereto.

PART IV
OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Christopher T. Young	(310)	447-3870
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes    ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 14, 2018, the Company issued a press release announcing its financial results for the quarter and year ended December 31, 2017, which press release includes a comparison to its results of operations from the corresponding periods in the last fiscal year.  The press release was furnished as Exhibit 99.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 14, 2018.  Grant Thornton LLP, the Company’s independent registered public accounting firm, has advised Company management that it does not believe the matters discussed in Part III of this Form 12b-25 Notification will result in any material changes in the Form 10-K to the financial results set forth in such press release.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 Notification contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s anticipated results of operations, identified material weaknesses and management’s assessment of internal control over financial reporting; the Company’s intention to file its Form 10-K on or before the fifteenth day following its prescribed due date; and the completion of matters necessary to permit filing by such extension deadline. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, that the Company’s results for the fourth quarter and full-year ended December 31, 2017 are subject to change pending the completion of the audit of its financial statements for fiscal year 2017, and the existence and identification of control deficiencies, including disclosure controls or internal control over financial reporting, and any impact of such control deficiencies and associated costs in remediating those control deficiencies, as well as those risks and uncertainties described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s most recent Annual Report on Form 10-K filed with the SEC and similar disclosures in subsequent periodic and current reports filed from time to time with the SEC. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Except as required by law, the Company does not intend, and undertakes no obligation, to update this information to reflect future events or circumstances.

Entravision Communications Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2018	By:	/s/ Christopher T. Young
Christopher T. Young Executive Vice President, Treasurer and Chief Financial Officer